February 6, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Ms. Lisa Kohl

Re:	Debt Resolve, Inc. (the "Company")
Withdrawal of Letter to Withdraw Registration Statement on Form S-1 (333-171839)

Ladies and Gentlemen:

We hereby request that the withdrawal letter dated January 9, 2012 regarding the withdrawal of our Registration Statement be withdrawn at this time.  The withdrawal letter had the wrong file number on it for the Registration Statement.  A corrected Form RW request to withdraw the Registration Statement will be filed shortly.

Please do not hesitate to contact me (tel: 914-949-5500 x238) if you have any questions regarding this letter.

Very truly yours,

By:	/s/ David M. Rainey
David M. Rainey
President and CFO

Debt Resolve, Inc., 150 White Plains Road, Suite 108, Tarrytown, NY 10591
v 914.949.5500 f 914.428.3044 info@debtresolve.com